SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 11)*

                       ADELPHIA COMMUNICATIONS CORPORATION

                                (Name of Issuer)

                              Class A Common Stock

                         (Title of Class of Securities)

                                   006848 10 5

                                 (CUSIP Number)

                         Carl E. Rothenberger, Jr., Esq.
                                One Oxford Centre
                          301 Grant Street, 20th Floor
                            Pittsburgh, PA 15219-1410
                              Phone: (412) 562-8826

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  July 2, 2001

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement. [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.:        006848 10 5

         (1)      Names of Reporting Person S.S. or I.R.S. Identification No. of Above Person

                  John J. Rigas, Michael J. Rigas, Timothy J. Rigas, James P. Rigas and Ellen Rigas Venetis (collectively, the
                  "Limited Purpose Group")

         (2)      Check the Appropriate Box if a Member of a Group                                      (a)[ ]
                                                                                                        (b)[X]

         (3)      SEC Use Only

         (4)      Source of Funds
                                      PF/00

         (5)      Check Box if Disclosure of Legal Proceedings is Required Pursuant
                  to Items 2(d) or 2(e)                                                                 [ ]

         (6)      Citizenship or Place of Organization

                  The members of the Limited Purpose Group are citizens of the United States of America.

          Number of            (7)     Sole Voting Power                                            59,990,681 Shares
           Shares
        Beneficially           (8)     Shared Voting Power                                           2,398,151 Shares
          Owned by
            Each               (9)     Sole Dispositive Power                                                     0**
          Reporting
         Person With           (10)    Shared Dispositive Power                                                   0**

         (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
                                  62,388,832**

         (12)     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares                 [ ]

         (13)     Percent of Class Represented by Amount in Row (11)
                                                            32.3%

         (14)     Type of Reporting Person (See Instructions)
                                       00

         **See Item 5 and Schedule C for further explanation.

CUSIP No.:        006848 10 5

         (1)      Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

                  John J. Rigas

         (2)      Check the Appropriate Box if a Member of a Group                                      (a)[X]**
                                                                                                        (b)[ ]
                  **Solely with respect to voting for the election of directors.
                    See Item 5 for further explanation.

         (3)      SEC Use Only

         (4)      Source of Funds
                                      PF/00

         (5)      Check Box if Disclosure of Legal Proceedings is Required Pursuant
                  to Items 2(d) or 2(e)                                                                 [ ]

         (6)      Citizenship or Place of Organization United States of America

          Number of            (7)     Sole Voting Power                                             6,514,146 Shares
           Shares
        Beneficially           (8)     Shared Voting Power                                          55,874,686 Shares
          Owned by
            Each               (9)     Sole Dispositive Power                                        6,154,046 Shares
          Reporting
         Person With           (10)    Shared Dispositive Power                                     49,578,605 Shares

         (11)     Aggregate Amount Beneficially Owned by Each Reporting Person:
                  55,732,651 (which includes 97,949 shares beneficially owned by Dorellenic, 3,000,000 shares beneficially owned by Highland
                  Holdings II, and 17,704,104 shares beneficially owned or deemed to be beneficially owned by Highland Holdings, each a general partnership in which John J. Rigas is a general partner, and 26,378,401 shares beneficially owned by Highland
                  2000, L.P. and 2,398,151 shares beneficially owned by Doris
                  Holdings, L.P., each a limited partnership).***

         (12)     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares                 [X]
                  Excludes 6,656,181 shares beneficially owned by other members of the Limited Purpose Group for which John J. Rigas shares the right to vote for the election of directors and as to
                  which shares he disclaims beneficial ownership.***

         (13)     Percent of Class Represented by Amount in Row (11)
                                                            29.9%

         (14)     Type of Reporting Person (See Instructions)
                                       IN

         ***See Item 5 and Schedule C for further explanation.

CUSIP No.:        006848 10 5

         (1)      Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

                  Michael J. Rigas

         (2)      Check the Appropriate Box if a Member of a Group                                      (a)[X]**
                                                                                                        (b)[ ]
                  **Solely with respect to voting for the election of directors.
                    See Item 5 for further explanation.

         (3)      SEC Use Only

         (4)      Source of Funds
                                      PF/00

         (5)      Check Box if Disclosure of Legal Proceedings is Required Pursuant
                  to Items 2(d) or 2(e)                                                                 [ ]

         (6)      Citizenship or Place of Organization

                  United States of America

          Number of            (7)     Sole Voting Power
           Shares                      0--for election of directors only.
        Beneficially                   2,413,118--for all other voting purposes (see Item 5).
          Owned by
            Each               (8)     Shared Voting Power
          Reporting                    51,245,023--for election of directors only.
           Person                      48,831,905--for all other voting purposes (see Item 5).
            With
                               (9)     Sole Dispositive Power
                                       2,413,118

                               (10)    Shared Dispositive Power
                                       49,578,605

         (11)     Aggregate Amount Beneficially Owned by Each Reporting Person:
                  51,991,723 (which includes 97,949 shares beneficially owned by Dorellenic, 3,000,000 shares beneficially owned by Highland
                  Holdings II, and 17,704,104 shares beneficially owned or deemed to be beneficially owned by Highland Holdings, each a general partnership in which Michael J. Rigas is a general partner, and 26,378,401 shares beneficially owned by Highland
                  2000, L.P. and 2,398,151 shares beneficially owned by Doris
                  Holdings, L.P., each a limited partnership).***

         (12)     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares                 [ ]

         (13)     Percent of Class Represented by Amount in Row (11)
                                                            28.4%

         (14)     Type of Reporting Person (See Instructions)
                                       IN

         ***See Item 5 and Schedule C for further explanation.

CUSIP No.:        006848 10 5

         (1)      Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

                  Timothy J. Rigas

         (2)      Check the Appropriate Box if a Member of a Group                                      (a)[X]**
                                                                                                        (b)[ ]
                  **Solely with respect to voting for the election of directors.
                    See Item 5 for further explanation.

         (3)      SEC Use Only

         (4)      Source of Funds
                                      PF/00

         (5)      Check Box if Disclosure of Legal Proceedings is Required Pursuant
                  to Items 2(d) or 2(e)                                                                 [ ]

         (6)      Citizenship or Place of Organization

                  United States of America

          Number of            (7)     Sole Voting Power
           Shares                      0--for election of directors only.
        Beneficially                   2,413,118--for all other voting purposes (see Item 5).
          Owned by
            Each               (8)     Shared Voting Power
          Reporting                    51,245,023--for election of directors only.
           Person                      48,831,905--for all other voting purposes (see Item 5).
            With
                               (9)     Sole Dispositive Power
                                       2,413,118

                               (10)    Shared Dispositive Power
                                       49,578,605

         (11)     Aggregate Amount Beneficially Owned by Each Reporting Person:
                  51,991,723 (which includes 97,949 shares beneficially owned by Dorellenic, 3,000,000 shares beneficially owned by Highland
                  Holdings II, and 17,704,104 shares beneficially owned or deemed to be beneficially owned by Highland Holdings, each a general partnership in which Timothy J. Rigas is a general partner, and 26,378,401 shares beneficially owned by Highland
                  2000, L.P. and 2,398,151 shares beneficially owned by Doris
                  Holdings, L.P., each a limited partnership).***

         (12)     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares                 [ ]

         (13)     Percent of Class Represented by Amount in Row (11)
                                                            28.4%

         (14)     Type of Reporting Person (See Instructions)
                                       IN

         ***See Item 5 and Schedule C for further explanation.

CUSIP No.:        006848 10 5

         (1)      Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

                  James P. Rigas

         (2)      Check the Appropriate Box if a Member of a Group                                      (a)[X]**
                                                                                                        (b)[ ]
                  **Solely with respect to voting for the election of directors.
                  See Item 5 for further explanation.

         (3)      SEC Use Only

         (4)      Source of Funds
                                      PF/00

         (5)      Check Box if Disclosure of Legal Proceedings is Required Pursuant
                  to Items 2(d) or 2(e)                                                                 [ ]

         (6)      Citizenship or Place of Organization

                  United States of America

          Number of            (7)     Sole Voting Power
           Shares                      0--for election of directors only.
        Beneficially                   1,648,582--for all other voting purposes (see Item 5).
          Owned by
            Each               (8)     Shared Voting Power
          Reporting                    50,480,487--for election of directors only.
           Person                      48,831,905--for all other voting purposes (see Item 5).
            With
                               (9)     Sole Dispositive Power
                                       1,648,582

                               (10)    Shared Dispositive Power
                                       49,578,605

         (11)     Aggregate Amount Beneficially Owned by Each Reporting Person:
                  51,227,187 (which includes 97,949 shares beneficially owned by Dorellenic, 3,000,000 shares beneficially owned by Highland
                  Holdings II, and 17,704,104 shares beneficially owned or deemed to be beneficially owned by Highland Holdings, each a general partnership in which James P. Rigas is a general partner, and 26,378,401 shares beneficially owned by Highland
                  2000, L.P. and 2,398,151 shares beneficially owned by Doris
                  Holdings, L.P., each a limited partnership).***

         (12)     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares                 [ ]

         (13)     Percent of Class Represented by Amount in Row (11)
                                                            28.1%

         (14)      Type of Reporting Person (See Instructions)
                                       IN

         ***See Item 5 and Schedule C for further explanation.

CUSIP No.:        006848 10 5

         (1)      Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

                  Ellen Rigas Venetis

         (2)      Check the Appropriate Box if a Member of a Group                                      (a)[X]**
                                                                                                        (b)[ ]
                  **Solely with respect to voting for the election of directors.
                  See Item 5 for further explanation.

         (3)      SEC Use Only

         (4)      Source of Funds
                                      PF/00

         (5)      Check Box if Disclosure of Legal Proceedings is Required Pursuant
                  to Items 2(d) or 2(e)                                                                 [ ]

         (6)      Citizenship or Place of Organization

                  United States of America

          Number of            (7)     Sole Voting Power
           Shares                      0--for election of directors only.
        Beneficially                   181,363--for all other voting purposes (see Item 5).
          Owned by
            Each               (8)     Shared Voting Power
          Reporting                    47,361,817--for election of directors only.
           Person                      47,180,454--for all other voting purposes (see Item 5).
            With
                               (9)     Sole Dispositive Power
                                       181,363

                               (10)    Shared Dispositive Power
                                       47,180,454

         (11)     Aggregate Amount Beneficially Owned by Each Reporting Person:
                  47,361,817 (which includes 97,949 shares beneficially owned by Dorellenic, 3,000,000 shares beneficially owned by Highland
                  Holdings II, and 17,704,104 shares beneficially owned or deemed to be beneficially owned by Highland Holdings, each a general partnership in which Ellen Rigas Venetis is a general partner), and 26,378,401 shares beneficially owned by Highland
                  2000, L.P., a limited partnership.

         (12)     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares                 [ ]

         (13)     Percent of Class Represented by Amount in Row (11)
                                                            26.2%

         (14)      Type of Reporting Person (See Instructions)
                                       IN

CUSIP No.:        006848 10 5

         (1)      Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

                  Highland 2000, L.P.

         (2)      Check the Appropriate Box if a Member of a Group                                      (a)[ ]**
                                                                                                        (b)[ ]


         (3)      SEC Use Only

         (4)      Source of Funds
                                    PF/AF/00

         (5)      Check Box if Disclosure of Legal Proceedings is Required Pursuant
                  to Items 2(d) or 2(e)                                                                 [ ]

         (6)      Citizenship or Place of Organization

                  State of Delaware

          Number of            (7)     Sole Voting Power                                                     0 Shares
           Shares
        Beneficially           (8)     Shared Voting Power                                          26,378,401 Shares
          Owned by
            Each               (9)     Sole Dispositive Power                                                0 Shares
          Reporting
         Person With           (10)    Shared Dispositive Power                                     26,378,401 Shares

         (11)     Aggregate Amount Beneficially Owned by Each Reporting Person:
                                                                   26,378,401

         (12)     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares                 [ ]

         (13)     Percent of Class Represented by Amount in Row (11)
                                                            14.6%

         (14)     Type of Reporting Person (See Instructions)
                                       PN

                  ***See Item 5 and Schedule C for further explanation.

CUSIP No.:        006848 10 5

         (1)      Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

                  Highland 2000, LLC

         (2)      Check the Appropriate Box if a Member of a Group                                      (a)[ ]**
                                                                                                        (b)[ ]


         (3)      SEC Use Only

         (4)      Source of Funds
                                    PF/AF/00

         (5)      Check Box if Disclosure of Legal Proceedings is Required Pursuant
                  to Items 2(d) or 2(e)                                                                 [ ]

         (6)      Citizenship or Place of Organization

                  State of Delaware

          Number of            (7)     Sole Voting Power                                                     0 Shares
           Shares
        Beneficially           (8)     Shared Voting Power                                          26,378,401 Shares
          Owned by
            Each               (9)     Sole Dispositive Power                                                0 Shares
          Reporting
         Person With           (10)    Shared Dispositive Power                                     26,378,401 Shares

         (11)     Aggregate Amount Beneficially Owned by Each Reporting Person:
                                                                   26,378,401

         (12)     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares                 [ ]

         (13)     Percent of Class Represented by Amount in Row (11)
                                                            14.6%

         (14)     Type of Reporting Person (See Instructions)
                                       00

         ***See Item 5 and Schedule C for further explanation.

CUSIP No.:        006848 10 5

         (1)      Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

                  Doris Holdings, L.P.

         (2)      Check the Appropriate Box if a Member of a Group                                      (a)[ ]
                                                                                                        (b)[ ]

         (3)      SEC Use Only

         (4)      Source of Funds
                                    PF/AF/00

         (5)      Check Box if Disclosure of Legal Proceedings is Required Pursuant
                  to Items 2(d) or 2(e)                                                                 [ ]

         (6)      Citizenship or Place of Organization

                  State of Delaware

          Number of            (7)     Sole Voting Power                                                     0 Shares
           Shares
        Beneficially           (8)     Shared Voting Power                                           2,398,151 Shares
          Owned by
            Each               (9)     Sole Dispositive Power                                                0 Shares
          Reporting
         Person With           (10)    Shared Dispositive Power                                      2,398,151 Shares

         (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
                                                          2,398,151

         (12)     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares                 [ ]

         (13)     Percent of Class Represented by Amount in Row (11)
                                                             1.6%

         (14)     Type of Reporting Person (See Instructions)
                                       PN

CUSIP No.:        006848 10 5

         (1)      Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

                  Eleni Acquisition, Inc.

         (2)      Check the Appropriate Box if a Member of a Group                                      (a)[ ]
                                                                                                        (b)[ ]

         (3)      SEC Use Only

         (4)      Source of Funds
                                      AF/00

         (5)      Check Box if Disclosure of Legal Proceedings is Required Pursuant
                  to Items 2(d) or 2(e)                                                                 [ ]

         (6)      Citizenship or Place of Organization

                  State of Delaware

          Number of            (7)     Sole Voting Power                                                     0 Shares
           Shares
        Beneficially           (8)     Shared Voting Power                                           2,398,151 Shares
          Owned by
            Each               (9)     Sole Dispositive Power                                                0 Shares
          Reporting
         Person With           (10)    Shared Dispositive Power                                      2,398,151 Shares

         (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
                                                          2,398,151

         (12)     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares                 [ ]

         (13)     Percent of Class Represented by Amount in Row (11)
                                                             1.6%

         (14)     Type of Reporting Person (See Instructions)
                                       CO

CUSIP No.:        006848 10 5

         (1)      Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

                  Highland Holdings

         (2)      Check the Appropriate Box if a Member of a Group                                      (a)[ ]
                                                                                                        (b)[ ]

         (3)      SEC Use Only

         (4)      Source of Funds
                                    PF/AF/00

         (5)      Check Box if Disclosure of Legal Proceedings is Required Pursuant
                  to Items 2(d) or 2(e)                                                                 [ ]

         (6)      Citizenship or Place of Organization

                  Commonwealth of Pennsylvania

          Number of            (7)     Sole Voting Power                                                     0 Shares
           Shares
        Beneficially           (8)     Shared Voting Power                                          17,704,104 Shares
          Owned by
            Each               (9)     Sole Dispositive Power                                                0 Shares
          Reporting
         Person With           (10)    Shared Dispositive Power                                     17,704,104 Shares

         (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
                  17,704,104 (including 637,878 owned directly, 9,433,962 deemed beneficially owned by Highland Preferred Communications, L.L.C., a 100% owned subsidiary, 7,582,264 held by Highland
                  Communications, L.L.C., a 100% owned subsidiary, and 50,000 owned by Bucktail Broadcasting Corporation, a majority owned subsidiary of Highland Holdings).

         (12)     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares                 [ ]

         (13)     Percent of Class Represented by Amount in Row (11)
                                                            11.5%

         (14)     Type of Reporting Person (See Instructions)
                                       PN

CUSIP No.:        006848 10 5

         (1)      Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

                  Highland Holdings II

         (2)      Check the Appropriate Box if a Member of a Group                                      (a)[ ]
                                                                                                        (b)[ ]

         (3)      SEC Use Only

         (4)      Source of Funds
                                    PF/AF/00

         (5)      Check Box if Disclosure of Legal Proceedings is Required Pursuant
                  to Items 2(d) or 2(e)                                                                 [ ]

         (6)      Citizenship or Place of Organization

                  State of Delaware

          Number of            (7)     Sole Voting Power                                                     0 Shares
           Shares
        Beneficially           (8)     Shared Voting Power                                           3,000,000 Shares
          Owned by
            Each               (9)     Sole Dispositive Power                                                0 Shares
          Reporting
         Person With           (10)    Shared Dispositive Power                                      3,000,000 Shares

         (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
                                    3,000,000

         (12)     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares                 [ ]

         (13)     Percent of Class Represented by Amount in Row (11)
                                                             1.9%

         (14)     Type of Reporting Person (See Instructions)
                                       PN

                  This Schedule 13D Amendment No. 11 ("Amendment No. 11") relates to the Class A Common Stock, par value $.01 per share, of Adelphia Communications Corporation, a Delaware corporation (the "Company"). This Amendment No. 11 amends and supplements the Schedule 13D previously filed with the Commission on May 27, 1988 (the "Original Schedule 13D"), as amended by amendments filed thereto through and including Amendment No. 10 (collectively, the "Schedule 13D Filings") by the Limited Purpose Group and the other filing parties thereto.

                  The descriptions contained in this Amendment No. 11 of certain agreements and documents are qualified in their entirety by reference to the complete texts of such agreements and documents, which have been filed as exhibits to the Schedule 13D, as amended hereby, and incorporated by reference herein.

1.       SECURITY AND ISSUER

                  This statement relates to the Class A Common Stock, par value $.01 per share, of Adelphia Communications Corporation, whose principal executive offices are located at One North Main Street, Coudersport, Pennsylvania 16915. The shares of Class B Common Stock, par value $.01 per share, of the Company are convertible into shares of Class A Common Stock on a one-to-one basis. The Class A Common Stock is registered under the Securities Exchange Act of 1934 while Adelphia's Class B Common Stock, par value $.01 per share, has not been so registered.

2.       IDENTITY AND BACKGROUND

                  Doris Holdings, L.P. ("Doris") is a Delaware limited partnership whose general partner is Eleni Acquisition, Inc. ("Eleni"). Highland 2000, L.P. ("Highland 2000") is a Delaware limited partnership whose general partner is Highland 2000, LLC, a Delaware limited liability company. All of the individuals who are the executive officers, directors, controlling persons and/or members of Eleni and Highland 2000, LLC are listed in Schedule A hereto. The principal business and office address of each of Doris and Eleni is One North Main Street, Coudersport, Pennsylvania 16915.

                  Highland Holdings ("Highland") and Highland Holdings II ("Highland II") are each a Pennsylvania general partnership. All of the individuals who are the general partners of Highland and Highland II include John J. Rigas, Michael J. Rigas, Timothy J. Rigas, James P. Rigas and Ellen Rigas Venetis, each of which is listed on Schedule A hereto. The principal business and office address of both Highland and Highland II is One North Main Street, Coudersport, Pennsylvania 16915. Highland is the sole member of Highland Communications, L.L.C. ("HC") and Highland Preferred Communications, L.L.C. ("HPC"), Delaware limited liability companies which act solely by and through Highland, the sole member, and Highland is the majority owner of Bucktail Communications Corporation ("Bucktail").

         (a) See Schedule A attached hereto for each other person filing this Amendment No. 11.

         (b) See Schedule A for the residence or business address of each other person filing this Amendment No. 11.


3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         (a) On July 3, 2000, Highland 2000, pursuant to a prior agreement, purchased 2,500,000 shares of Class B Common Stock from the Company, at the price per share less the underwriting discount in the Company's October 1999 public offering, a net price of $55.00 per share. The source of such funds were affiliate borrowings.

         (b) On January 17, 2001, Highland 2000 entered into a pending agreement with the Company pursuant to which Highland 2000 agreed to purchase 5,819,367 shares of Class B Common Stock for a purchase price of $42.96 per share plus interest.

         (c) On January 17, 2001, Highland 2000 entered into a pending agreement with the Company to purchase $167,376,000 aggregate principal amount of 6% convertible subordinated notes due 2006, which will be convertible into 3,016,327 shares of Class B Common Stock at a conversion price of $55.49 per share.

         (d) On April 19, 2001, Highland 2000 entered into an agreement with the Company to purchase $400,000,000 aggregate principal amount of 3.25% convertible subordinated notes due 2021, which will be convertible into 9,141,187 shares of Class B common stock at a conversion price of $43.758 per share.

         (e) On August 2, 2000, Highland converted 80,000 shares of Series C convertible preferred stock into 9,433,962 shares of Class A Common Stock.

         (f) On July 2, 2001, 1,424,004 shares of Class A Common Stock held by Highland and its subsidiaries and 1,000,000 shares of Class A Common Stock held by Highland II were contributed to another Rigas family company and then delivered as part of the purchase price for two cable systems, at a price of $41.2541 per share.

         (g) Options have been awarded to John J. Rigas, Michael J. Rigas, Timothy J. Rigas and James P. Rigas for 263,159, 578,947, 578,947, and 578,947 shares of Class A Common Stock, respectively, which are currently exercisable or exercisable within the next 60 days.

         (h) Schedule B annexed hereto sets forth any other acquisitions of Class A Common Stock by the filing parties within the sixty days prior to the filing of this Amendment No. 11. Unless otherwise noted on such Schedule B, any such acquisitions were made on an individual basis for investment purposes in over-the-counter open market transactions and the source of the purchase price paid for each of these acquisitions was the respective personal or partnership funds or affiliate borrowings of each of such persons.

4.       PURPOSE OF TRANSACTION

                  Highland, Highland 2000 and the Rigas individuals purchased the above-described shares of Class A and Class B Common Stock, and intend to acquire shares of Class A and Class B Common Stock under the stock purchase agreement, the convertible subordinated notes purchase agreements, and the options described above, as applicable, for investment purposes and such shares will form part of the Rigas family holdings of Common Stock of the Company. The general partners of Highland and the members of Highland 2000, LLC were all filing persons prior to this Amendment No. 11.

                  The persons listed in Schedule A hereto (excluding Ellen Rigas Venetis), both prior to and after the above-referenced acquisition, served and continue to serve as directors and officers of the Company and in such capacities are involved generally in the Company's management, business and operations. The persons listed in Schedule A hereto, in their capacities as Class A and Class B stockholders, had the power to elect eight of the nine members of the Company's Board of Directors pursuant to the Company's Certificate of Incorporation and the Stockholders' Agreement previously filed under Item 7 hereto and discussed in Schedule C hereto.

5.       INTEREST IN SECURITIES OF THE ISSUER

         (a) Each of the persons listed in Schedule A hereto directly owns shares of Class A Common Stock (other than James P. Rigas) and shares of Class B Common Stock of the Company. Highland, Highland II, Doris and Eleni own Class A Common Stock. Highland 2000, LLC and Highland 2000 directly own Class B Common Stock. The Class B Common Stock owned by Highland 2000, Highland 2000, LLC and the persons on Schedule A is convertible into shares of Class A Common Stock and is therefore treated for purposes of this statement as beneficial ownership of shares of Class A Common Stock. Schedule C hereto sets forth, with respect to the Limited Purpose Group, each person listed in Schedule A, Highland II, Highland 2000, Highland 2000, LLC, Doris, Eleni and Highland, the aggregate number of shares of Class A Common Stock, and the percentage of outstanding Class A Common Stock which may be deemed to be beneficially owned by the Limited Purpose Group, each such person and each such entity (in each case assuming that such person or entity alone converts all of his, her or its shares of Class B Common Stock into shares of Class A Common Stock) as of the close of business on July 3, 2001. Each person listed in Schedule A disclaims beneficial ownership of shares of Class A and Class B Common Stock owned directly by other persons listed in Schedule A.

         (b) Schedule C describes with respect to the Limited Purpose Group, each person listed in Schedule A and Highland II, Highland 2000, Highland 2000, LLC, Doris, Eleni and Highland, the shares of Class A Common Stock which may be deemed to be beneficially owned by such persons as to which each person has (i) the sole power to vote or to direct the vote; (ii) shared power to vote or to direct the vote; (iii) sole power to dispose or to direct the disposition; and (iv) shared power to dispose or to direct the disposition. The right of each person listed in Schedule A to dispose of any shares of Common Stock is subject to certain provisions of the Stockholders' Agreement previously filed under Item 7 and described in Schedule C. The right of Doris and/or Eleni to vote or dispose of 940,000 shares is subject to the Proxy Agreement filed under Item 7 and described in Schedule C. HPC and HC can act or take action with respect to shares held by them only by and through the actions of Highland, the sole member of each.

         (c) Except as set forth in Item 3 and Schedule B hereto which are incorporated herein by reference, no filing person has effected any transaction in the Class A or Class B Common Stock during the past sixty (60) days.

         (d)      Not applicable.

         (e)      Not applicable.

         (f)      Not applicable.

6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         (a) On January 17, 2001, Highland 2000 and the Company entered into a stock purchase agreement, pursuant to which Highland agreed to purchase 5,819,637 shares of Class B Common Stock of the Company as described above, on or before October 22, 2001. The stock purchase agreement is incorporated by reference herein and is filed as an exhibit under Item 7.

         (b) On January 17, 2001, Highland 2000 and the Company entered into an agreement for the purchase by Highland 2000 of approximately $167,376,000 aggregate principal amount of 6% convertible subordinated notes due 2006, which will be convertible into 3,016,327 shares of Class B Common Stock. The purchase agreement is incorporated by reference herein and is filed as an exhibit under Item 7.

         (c) On April 19, 2001, Highland 2000 and the Company entered into agreements for the purchase by Highland 2000 of $400,000,000 aggregate principal amount of 3.25% convertible subordinated notes due 2021, which will be convertible into 9,141,185 shares of Class B Common Stock. The purchase agreement is incorporated by reference herein and is filed as an exhibit under
Item 7.

7.       MATERIAL TO BE FILED AS EXHIBITS

     Exhibit No.

         17. Stock Purchase Agreement, dated as of January 17, 2001, between Adelphia Communications Corporation and Highland 2000, L.P. (incorporated herein by reference is Exhibit 10.01 to the Form 8-K of Adelphia Communications Corporation for the event dated January 17, 2001 (Commission File No. 000-16014)).

         18. 6% Convertible Subordinated Notes Purchase Agreement, dated as of January 17, 2001, between Adelphia Communications Corporation and Highland 2000, L.P. (incorporated by reference herein is Exhibit 10.02 to the Form 8-K of Adelphia Communications Corporation for the event dated January 17, 2001 (Commission File No. 000-16014).

         19. 3.25% Convertible Subordinated Notes Purchase Agreement, dated as of April 19, 2001, between Adelphia Communications Corporation and Highland 2000, L.P. (incorporated by reference herein is Exhibit 10.01 to the Form 8-K of Adelphia Communications Corporation for the event dated April 25, 2001 (Commission File No. 000-16014).

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 9, 2001               /s/ Michael J. Rigas
Date                         Signature


                             John J. Rigas, individually and as a member of the Limited Purpose Group by Michael J. Rigas, Attorney-in-Fact
                             Name/Title



August 9, 2001               /s/ Michael J. Rigas
Date                         Signature



                             Michael J. Rigas, individually and as a member of the Limited Purpose Group
                             Name/Title



August 9, 2001               /s/ Michael J. Rigas
Date                         Signature



                             Timothy J. Rigas, individually and as a member of the Limited Purpose Group by Michael J. Rigas, Attorney-in-Fact
                             Name/Title



August 9, 2001               /s/ Michael J. Rigas
Date                         Signature


                             James P. Rigas, individually and as a member of the Limited Purpose Group by Michael J. Rigas, Attorney-in-Fact
                             Name/Title

August 9, 2001               /s/ Michael J. Rigas
Date                         Signature


                             Ellen Rigas Venetis, individually and as a member of the Limited Purpose Group by Michael J. Rigas, Attorney-in-Fact
                             Name/Title



August 9, 2001               DORIS HOLDINGS, L.P.
Date

                             By:  Eleni Acquisition, Inc., General Partner


                             By:  /s/ Michael J. Rigas
                                  Signature


                             Michael J. Rigas, Vice President
                             Name/Title



August 9, 2001               ELENI ACQUISITION, INC.
Date

                             By:  /s/ Michael J. Rigas
                                  Signature


                             Michael J. Rigas, Vice President
                             Name/Title



August 9, 2001               HIGHLAND HOLDINGS
Date

                             By:  /s/ Michael J. Rigas
                                  Signature

                             Michael J. Rigas, Partner
                             Name/Title

August 9, 2001               HIGHLAND HOLDINGS II
Date

                             By:  /s/ Michael J. Rigas
                                  Signature


                             Michael J. Rigas, Partner
                             Name/Title



August 9, 2001               HIGHLAND 2000, L.P.
Date

                             By:  HIGHLAND 2000, LLC

                             By:  /s/ Michael J. Rigas
                                  Signature


                             Michael J. Rigas, Authorized Member
                             Name/Title



August 9, 2001               HIGHLAND 2000, LLC
Date

                             By:  /s/ Michael J. Rigas
                                  Signature


                             Michael J. Rigas, Authorized Member
                             Name/Title

                                                  SCHEDULE A
                                                      TO
CUSIP No. 006848 10 5                            SCHEDULE 13D
                                              (AMENDMENT NO. 11)



                                                            Principal Occupation or Employment and Principal
Name and Business Address                                   Business and Address

John J. Rigas                                               Chairman, Chief Executive Officer and President
One North Main Street                                       Adelphia Communications Corporation
Coudersport, Pennsylvania 16915                             One North Main Street
                                                            Coudersport, Pennsylvania 16915

Michael J. Rigas                                            Executive Vice President
One North Main Street                                       Adelphia Communications Corporation
Coudersport, Pennsylvania 16915                             One North Main Street
                                                            Coudersport, Pennsylvania 16915

Timothy J. Rigas                                            Executive Vice President, Chief Financial
One North Main Street                                         Officer and Treasurer
Coudersport, Pennsylvania 16915                             Adelphia Communications Corporation
                                                            One North Main Street
                                                            Coudersport, Pennsylvania 16915

James P. Rigas                                              Vice Chairman and Chief Executive Officer
One North Main Street                                       Adelphia Business Solutions, Inc.
Coudersport, Pennsylvania 16915                             One North Main Street
                                                            Coudersport, Pennsylvania 16915

Ellen Rigas Venetis                                         Self-employed
One North Main Street                                       Adelphia Communications Corporation
Coudersport, Pennsylvania 16915                             One North Main Street
                                                            Coudersport, Pennsylvania 16915

                                                  SCHEDULE B
                                                      TO
CUSIP No. 006848 10 5                            SCHEDULE 13D
                                              (AMENDMENT NO. 11)



                            Purchases of Class A Common Stock by Highland Holdings

---------------------------------------- -------------------------------------- --------------------------------------
           Date of Purchase                        Number of Shares                        Price Per Share
---------------------------------------- -------------------------------------- --------------------------------------
---------------------------------------- -------------------------------------- --------------------------------------
                3/31/00                                      125,000                             $48.95
---------------------------------------- -------------------------------------- --------------------------------------
---------------------------------------- -------------------------------------- --------------------------------------
                4/3/00                                        78,240                             $49.6057
---------------------------------------- -------------------------------------- --------------------------------------
---------------------------------------- -------------------------------------- --------------------------------------
                4/4/00                                       102,797                             $48.6392
---------------------------------------- -------------------------------------- --------------------------------------
---------------------------------------- -------------------------------------- --------------------------------------
                4/11/00                                       32,500                             $44.00
---------------------------------------- -------------------------------------- --------------------------------------
---------------------------------------- -------------------------------------- --------------------------------------
                4/12/00                                      150,000                             $45.2334
---------------------------------------- -------------------------------------- --------------------------------------
---------------------------------------- -------------------------------------- --------------------------------------
                4/13/00                                       39,341                             $45.3711
---------------------------------------- -------------------------------------- --------------------------------------
---------------------------------------- -------------------------------------- --------------------------------------
                4/18/00                                       95,000                             $43.8158
---------------------------------------- -------------------------------------- --------------------------------------
---------------------------------------- -------------------------------------- --------------------------------------
                4/19/00                                       15,000                             $45.00
---------------------------------------- -------------------------------------- --------------------------------------
---------------------------------------- -------------------------------------- --------------------------------------
                                                       Total 637,878
---------------------------------------- -------------------------------------- --------------------------------------

                                  SCHEDULE C
                                      TO
CUSIP No. 006848 10 5            SCHEDULE 13D
                              (AMENDMENT NO. 11)


1.       AMOUNT BENEFICIALLY OWNED

                  LIMITED PURPOSE GROUP. The Limited Purpose Group is deemed to beneficially own 62,388,832 shares of the Class A Common Stock of the Company, which number in part includes 97,949 shares of Class A Common Stock beneficially owned by Dorellenic, 17,704,104 shares of Class A Common Stock beneficially owned by Highland, 3,000,000 shares of Class A Common Stock beneficially owned by Highland II, 26,378,401 shares beneficially owned or deemed beneficially owned by Highland 2000, and 2,398,151 shares beneficially owned by Doris. Each of Dorellenic, Highland and Highland II is a general partnership in which each of the members of the Limited Purpose Group are the sole general partners. Each member of the Limited Purpose Group disclaims beneficial ownership of the shares of Class A and Class B Common Stock directly held by other members of the Limited Purpose Group or into which the shares of Class B Common Stock directly held by the other members of the Limited Purpose Group are convertible.

                  Each member of the Limited Purpose Group, as well as Dorellenic, is a party to a Stockholders' Agreement wherein they agreed that so long as they are the holders and beneficial owners in the aggregate of not less than 25% of the combined voting power of the issued and outstanding Common Stock, they shall vote their shares of Common Stock for the election of the directors designated by a majority of the voting power of the shares of Common Stock owned by them as a group. "Common Stock" is defined in the Stockholders' Agreement to include the Class A Common Stock and the Class B Common Stock and any class or series of any class of capital stock into which such shares shall be converted, and any other class or series of any class of capital stock of Issuer which has voting power of any nature. Accordingly, and consistent with past practice, the members of the Limited Purpose Group are acting as a group only with respect to voting for the election of directors and not for the purpose of acquiring, disposing or otherwise voting such securities.

                  To the extent that John J. Rigas has a majority of the voting power of the shares of Common Stock owned collectively by the Limited Purpose Group, he has the right by agreement to direct the vote of the shares held by the other members of the Limited Purpose Group but only with respect to the election of directors, and he has the right to consent to a sale of such shares by other members of the Limited Purpose Group.

                  The right of a party to the Stockholders' Agreement to dispose of shares of Common Stock covered thereby, in the absence of the consent of the holders of a majority of the voting power of the shares of Common Stock owned by the parties to the Stockholders' Agreement as a group, generally is subject to the pro rata right of first refusal of the other parties to the Stockholders' Agreement in the event of a contemplated Public Sale (as defined in the Stockholders' Agreement) and to a right of first refusal in the Company and the other parties to the Stockholders' Agreement in the event of a contemplated Private Sale (as defined in the Stockholders' Agreement) of any shares of Common Stock by any party thereto. The Stockholders' Agreement also mandates in certain circumstances that a decedent stockholder's estate offer to sell shares of Common Stock in such estate to the other surviving stockholders.

                  Neither Dorellenic nor Highland nor Highland II is included in the Schedule 13D Filings or this Amendment No. 11 as a member of the Limited Purpose Group since their respective share ownership is set forth as being beneficially owned by each of its general partners who are themselves members of the Limited Purpose Group and are each reporting such ownership hereby as having shared voting and shared investment power.

                  Each of John J. Rigas, Michael J. Rigas, Timothy J. Rigas and James P. Rigas (the "Sellers") is a party to a Proxy Agreement which gives each of the Sellers voting rights over certain of the 940,000 shares of Class A Common Stock held by Doris and certain rights of first refusal over all such shares. Accordingly, shares held by Doris over which each Seller has voting rights are reported as shares as to which such person shares voting rights with Doris (other than John Rigas, who reports sole voting power) and each Seller reports shared dispositive power over such shares held by Doris pursuant to the right of first refusal and the requirement of Sellers' consent to any other sale by Doris. The Limited Purpose Group reports shared voting power over such shares held by Doris.

                  John J. Rigas, Michael J. Rigas, Timothy J. Rigas and James P. Rigas are shareholders, directors and officers of Eleni Acquisition, Inc., the general partner of Doris, and, with Ellen Rigas Venetis, are the members of Highland 2000, LLC, the general partner of Highland 2000, L.P. As such, they share voting and investment control over the 1,458,151 shares of Class A Common Stock held by Doris, in addition to the 940,000 shares held by Doris, as discussed above (excluding Ellen Rigas Venetis), and the 26,378,401 shares of Class B Common Stock held or deemed to be beneficially owned by Highland 2000. Accordingly, the shares held by Doris and Highland 2000 are reported as shares as to which such respective individuals and the Limited Purpose Group share voting and dispositive power.

                  Each of the five Rigas individuals reports sole investment power, shared voting power as to the election of directors, and sole voting power for all other purposes, with respect to shares owned directly by them respectively, except for John J. Rigas who reports sole voting and investment power with respect to shares owned directly by him.

                  LIMITED PURPOSE GROUP MEMBERS AND INDIVIDUAL REPORTING PERSONS. John J. Rigas, Michael J. Rigas, Timothy J. Rigas, James P. Rigas and Ellen Rigas Venetis are deemed to beneficially own 55,732,651, 51,991,723, 51,991,723, 51,227,187 and 47,361,817 shares, respectively, of the Class A
Common Stock of the Company, each of which amounts includes 97,949 of the same shares of Class A Common Stock owned directly by Dorellenic, a general partnership in which the above-named individuals are the sole general partners, 17,704,104 and 3,000,000 of the same shares, respectively, beneficially owned or deemed beneficially owned by Highland and Highland II, general partnerships in which all such individuals are the sole general partners and 26,378,401 of the same shares beneficially owned by Highland 2000, a limited partnership. In addition, John J. Rigas has the right by agreement to direct the vote for the election of directors of an additional 6,656,181 shares of the Class A Common Stock owned directly by the other members of the Limited Purpose Group (assuming such persons convert their Class B Common Stock into Class A Common Stock) which, for purposes of the Schedule 13D Filings and this Amendment No. 11, gives John J. Rigas beneficial ownership of a total of 62,388,832 shares of Class A Common Stock.

2.       PERCENT OF CLASS

                  LIMITED PURPOSE GROUP. Based upon 193,108,581 shares of Class A Common Stock outstanding (which assumes (i) the conversion of 19,235,998 shares of Class B Common Stock into Class A Common Stock by each of the members of the Limited Purpose Group and by Dorellenic, (ii) the purchase of 6% and 3.25% convertible subordinated notes pursuant to pending agreements and the conversion of such notes into 12,157,512 shares of Class B Common Stock and the conversion of such shares into Class A Common Stock by Highland 2000, (iii) the purchase by Highland 2000 of 5,819,367 shares of Class B Common Stock pursuant to its pending agreement and the conversion of such shares into Class A Common Stock and (iv) the exercise of options covering 2,000,000 shares of Class A Common Stock), the Limited Purpose Group's beneficial ownership represents 32.3%.

                  LIMITED PURPOSE GROUP MEMBERS AND INDIVIDUAL REPORTING
                  PERSONS.

                  JOHN J. RIGAS: Based upon 186,454,400 shares of Class A Common Stock outstanding (which assumes (i) the conversion of 14,318,658 shares of Class B Common Stock held of record by John J. Rigas, Dorellenic or Highland 2000 into shares of Class A Common Stock, (ii) the purchase and conversion of Class B Common Stock and subordinated notes into 17,976,879 shares of Class A Common Stock under pending agreements, and
                  (iii) the exercise of options he holds), John J. Rigas' beneficial ownership represents 29.9%. In addition, John J. Rigas shares or has the right by agreement to direct the vote for the election of directors of, and to consent to the private sale of, an additional 6,656,181 shares of Class A Common Stock beneficially owned by the other members of the Limited Purpose Group (assuming such persons converted their Class B Common Stock into Class A Common Stock) which increases John J. Rigas' beneficial ownership to 32.3%.

                  MICHAEL J. RIGAS AND TIMOTHY J. RIGAS: Based upon 182,784,972 shares of Class A Common Stock outstanding (which assumes respectively, for each individual, (i) the conversion of 10,333,442 shares of Class B Common Stock held of record by such person, Dorellenic or Highland 2000 into shares of Class A Common Stock, (ii) the purchase and conversion of Class B Common Stock and subordinated notes into 17,976,879 shares of Class A Common Stock under pending agreements, and (iii) the exercise of options he holds), each such individual's beneficial ownership represents 28.4%.

                  JAMES P. RIGAS: Based upon 182,020,636 shares of Class A Common Stock outstanding (which assumes (i) the conversion of 9,569,106 shares of Class B Common Stock held of record by James P. Rigas, Dorellenic or Highland 2000 into shares of Class A Common Stock), (ii) the purchase and conversion of Class B Common Stock and subordinated notes into 17,976,879 shares of Class A Common Stock under pending agreements, and
                  (iii) the exercise of options he holds), James P. Rigas' beneficial ownership represents 28.1%.

                  ELLEN RIGAS VENETIS: Based upon 180,551,817 shares of Class A Common Stock outstanding (which assumes (i) the conversion of 8,679,234 shares of Class B Common Stock held of record by Ellen Rigas Venetis, Dorellenic or Highland 2000 into shares of Class A Common Stock and (ii) the purchase and conversion of Class B Common Stock and subordinated notes into 17,976,879 shares of Class A Common Stock under pending agreements), Ellen Rigas Venetis' beneficial ownership represents 26.2%.

                  HIGHLAND HOLDINGS: Based on 153,895,704 shares of Class A Common Stock outstanding, Highland's beneficial ownership represents 11.5%.

                  DORIS HOLDINGS, L.P. (AND, AS TO THE SAME SHARES, ELENI ACQUISITION, INC.): Based on 153,895,704 shares of Class A Common Stock outstanding, the beneficial ownership of each of Doris and Eleni represents 1.6%.

                  HIGHLAND HOLDINGS II: Based on 153,895,704 shares of Class A Common Stock outstanding, Highland II's beneficial ownership represents 1.9%.

                  HIGHLAND 2000, L.P. (AND, AS TO THE SAME SHARES, HIGHLAND 2000, LLC): Based on 180,274,105 shares of Class A Common Stock outstanding (which assumes (i) the conversion of 8,401,522 shares of Class B Common Stock held by Highland 2000 into Class A Common Stock, and (ii) the purchase and conversion of Class B Common Stock and subordinated notes into 17,976,879 shares of Class A Common Stock under pending agreements, and (iii) the exercise of options he holds), the beneficial ownership of Highland 2000 represents 14.6%.